Exhibit 99.1

Atlantica Reports Third Quarter 2020 Financial Results

•	Net profit attributable to the Company for the nine-month period of 2020 was $61.2 million, compared with $60.8 million in the same period of 2019.

•	Adjusted EBITDA including unconsolidated affiliates[1] was $621.0 million for the nine-month period of 2020, representing a 5.6% decrease compared with the same period in 2019.

•
Cash available for distribution (“CAFD”) increased by 13.6% to $52.0 million in the third quarter of 2020 compared with the third quarter of 2019 and by 6.4% to $149.2 million in the first nine months of 2020 compared with the first nine months of 2019.

•	Additionally, the Company generated approximately $216 million in one-off cash through non-recourse refinancings in the first 9 months of 2020, which is being used to finance growth.

•	Quarterly dividend of $0.42 per share declared by the Board of Directors.

•	Closing of the previously announced Solana tax equity investor buy-out.

•	Continued delivery on accretive growth strategy with a new asset acquisition[2], a district heating asset in Calgary, Canada.

[1]	Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 15).
[2]	Purchase Agreement signed, closing subject to customary conditions precedent and regulatory approvals.

November 6, 2020 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”), the sustainable infrastructure company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported today its financial results for the nine-month period ended September 30, 2020.

Revenue for the first nine months of 2020 reached $768.7 million, compared with $798.2 million during the same period of 2019. Adjusted EBITDA including unconsolidated affiliates was $621.0 million for the nine-month period of 2020, compared with $658.1 million during the same period of 2019. The decrease in revenue and Adjusted EBITDA including unconsolidated affiliates was mostly due to lower solar resource in Spain and lower production in Kaxu as a result of an unscheduled outage in the first quarter of 2020. Revenue increased in solar assets in North America due to better performance of the Mojave asset, partly offsetting lower solar radiation in the third quarter of 2020 caused by smoke from the California wildfires.

CAFD in the third quarter of 2020 increased by 13.6% compared with the same period in 2019, driving CAFD generation in the first nine months of 2020 to $149.2 million. This represents a 6.4% increase compared with $140.2 million in the same period of 2019.

Additionally, in the first nine months of 2020 the Company generated approximately $216 million in one-off cash, net of transaction costs, reserves and cancelation of interest rate swaps through three non-recourse project debt refinancings, proving its ability to continue unlocking value in the existing portfolio. These funds are being used by Atlantica to finance its growth plan.

Highlights

(in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Revenue	$302,987	$293,373	$768,734	$798,163
Profit for the period attributable to the Company	89,380	43,876	61,209	60,832
Adjusted EBITDA incl. unconsolidated affiliates	240,958	247,668	621,027	658,126
Net cash provided by operating activities	154,835	172,329	303,242	321,436
CAFD	51,953	45,729	149,228	140,230

Key Performance Indicators

	Nine-month period ended September 30,
	2020	2019
Renewable energy
MW in operation[3]	1,551	1,496
GWh produced[4]	2,608	2,700
Efficient natural gas
MW in operation[5]	343	343
GWh produced[6]	1,932	1,481
Electric Availability (%)[5,7]	102.4%	92.8%
Transmission and Transportation
Miles in operation	1,166	1,152
Availability (%)[8]	99.9%	100.0%
Water
Mft[3] in operation[3]	17.5	10.5
Availability (%)[8]	101.6%	101.6%

Segment Results

(in thousands of U.S. dollars)	Nine-month period ended September 30,
	2020	2019
Revenue by geography
North America	$267,688	$273,913
South America	112,019	105,760
EMEA	389,027	418,490
Total revenue	$768,734	$798,163

Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$238,494	$255,360
South America	89,749	87,757
EMEA	292,784	315,009
Total Adjusted EBITDA incl. unconsolidated affiliates	$621,027	$658,126

[3]	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
[4]	Includes curtailment in wind assets for which we receive compensation.
[5]	Includes 43MW corresponding to our 30% share of Monterrey since August 2, 2019.
[6]
GWh produced include 30% production from Monterrey since August 2019. Major maintenance overhaul held in ACT in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per contract.

[7]	Electric availability refers to operational MW over contracted MW
[8]	Availability refers to actual availability divided by contracted availability.

(in thousands of U.S. dollars)	Nine-month period ended September 30,
	2020	2019
Revenue by business sector
Renewable energy	$579,230	$609,828
Efficient natural gas	80,118	92,891
Transmission and Transportation	79,229	77,024
Water	30,157	18,420
Total revenue	$768,734	$798,163

Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$456,873	$493,562
Efficient natural gas	75,244	82,285
Transmission and Transportation	66,047	65,134
Water	22,863	17,145
Total Adjusted EBITDA incl. unconsolidated affiliates	$621,027	$658,126

During the first nine months of 2020, renewable assets operating performance was as follows:

•
Production in the U.S. solar portfolio increased by 1.1% compared to the same period of the previous year due to better performance of the Mojave asset, partly offsetting lower solar radiation in the third quarter of 2020 caused by smoke from the California wildfires.

•	Production in Spain decreased compared to the same period in 2019 due to lower solar radiation in the first half of 2020.

•
In South Africa, production decreased mainly due to an unscheduled outage in the first quarter of 2020, which affected electrical equipment. Damage and business interruption costs were covered by insurance, after customary deductibles and the plant is currently producing at full capacity.

•	Finally, production from wind assets increased by 5.5% compared with the same period in 2019, as a result of good wind resources along with stable performance of the assets.

Atlantica’s assets with revenue based on availability continue to deliver solid performance with high availability levels in ACT, transmission lines and water assets.

Liquidity and Debt

As of September 30, 2020, cash at Atlantica’s corporate level was $186.7 million, compared with $66.0 million as of December 31, 2019. Additionally, as of September 30, 2020, the Company had $425.0 million available under its Revolving Credit Facility and therefore a total corporate liquidity of $611.7 million, compared with $407.0 million as of December 31, 2019.

As of September 30, 2020, net project debt9 was $4.68 billion, compared with $4.36 billion as of December 31, 2019, while net corporate debt10 was $773.0 million, compared with $657.8 million as of December 31, 2019. The net corporate debt / CAFD pre-corporate debt service ratio11 was 3.3x as of September 30, 2020.

Dividend

On November 4, 2020, the Board of Directors of Atlantica approved a dividend of $0.42 per share. This dividend is expected to be paid on December 15, 2020 to shareholders of record as of November 30, 2020.

Accretive Growth Strategy

1.	Solana Tax Equity Investment Acquisition Closed

On August 17, the Company closed the acquisition of Liberty’s equity interest in Solana, as expected. Liberty was the tax equity investor in the Solana asset. Total equity investment is expected to be approximately $290 million, $272 million of which has already been paid.

[9]	Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
[10]	Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
[11]
Net corporate leverage is calculated as corporate net debt divided by midpoint 2020 CAFD guidance before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

2.	New Asset Acquisition: Calgary District Heating

Atlantica announced that it has signed an agreement to acquire “Calgary District Heating” (Calgary District Energy Centre), a 55 MWt12 district heating asset in Canada. The investment totals approximately $20 million in equity value.

Calgary District Heating, which has been in operation since 2010, has demonstrated solid operating performance and represents the first investment in this sector for the Company. It provides heating services to a diverse range of government, institutional and commercial customers in Calgary, with high credit quality (41% of contracted load have an A+ rating or higher and the rest is unrated).

The asset has availability-based revenues with inflation indexation and 20 years of average weighted contract life. Contracted capacity and volume payments represent approximately 80% of the total revenue. The asset is an essential infrastructure with high barriers to entry, has no commodity risk and benefits from growth opportunities. Atlantica has signed a purchase agreement and closing is subject to customary conditions precedent and regulatory approvals.

“We are thrilled to announce our first investment in district heating, a sector which is a key solution for cities and countries to reduce emissions, and with very attractive growth prospects.”, said Santiago Seage, CEO of Atlantica. “Calgary District Heating fits perfectly in our portfolio, increases our presence in North America and reaffirms our goal to transition towards a more sustainable world”.

3.	Strong pipeline of investment opportunities

In 2020, Atlantica has invested or reached agreements to invest approximately $322 million. The Company’s accretive growth strategy is supported by significant potential equity investment opportunities identified in the short and mid-term in the regions and sectors where it has presence. Given the pipeline of identified opportunities, Atlantica continues to target potential equity growth investments of $200 million to $300 million per annum.

[12]
District Energy Centre capacity of 55 Megawatts of thermal energy. Additionally, its associated Combined Heat and Power Unit has a capacity of 3.0 Megawatts of thermal energy and 3.3 Megawatts of electric energy.

2020 Guidance

Atlantica expects to close the year 2020 with a CAFD in the range of the guidance provided in February 2020, which is between $200 million and $225 million.

The Company expects to achieve an Adjusted EBITDA including unconsolidated affiliates slightly below the low end of its guidance, which was $820 million, mainly due to the delay in the closing of the acquisition of PTS.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Friday November 6, 2020, at 8:30 am (New York time).

In order to access the conference call participants should dial: + 1 631-510-7495 (US), +44 (0) 844 571 8892 (UK) or +1-866-992-6802 (Canada), followed by the confirmation code 2979154 for all phone numbers. Atlantica advises participants to access the conference call at least 20 minutes in advance.

Additionally, the senior management team will hold virtual meetings with investors on November 9, 10 and 11, 2020, at the 2020 EEI Virtual Financial Conference and on November 18 and 19, 2020, at the Midstream and Energy Infrastructure Conference organized by RBC Capital Markets. In order to schedule a meeting with Atlantica at the EEI Financial Conference, please send an email to ir@atlantica.com. Please be advised that slots are limited and will be filled on a first come first served basis.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2019 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: expected amounts, payments and closing timelines for investments; business synergies from investments; equity investment and project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including from project debt financing and refinancing; net corporate leverage based on CAFD estimates; debt refinancing; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from corporate debt and project debt refinancing; the impact of COVID-19 and the ongoing economic crisis; dividends; and various other factors, including those factors discussed under “Item 1.A—“Risk Factors” in our Quarterly Report for the nine-month period ended September 30, 2020 furnished on Form 6-K on the date hereof and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2019 filed on Form 20-F.

The CAFD, Adjusted EBITDA including unconsolidated affiliates and other guidance in this press release are estimates as of November 6, 2020. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published this press release. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD and Adjusted EBITDA including unconsolidated affiliates) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses.

Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Revenue	$302,987	$293,373	$768,734	$798,163
Other operating income	18,666	28,792	75,902	73,700
Employee benefit expenses	(13,097)	(9,500)	(37,430)	(20,277)
Depreciation, amortization, and impairment charges	(108,093)	(84,826)	(302,166)	(234,889)
Other operating expenses	(71,543)	(68,059)	(197,635)	(200,582)
Operating profit	$128,920	$159,780	$307,405	$416,115
Financial income	740	2,336	6,413	2,853
Financial expense	(79,326)	(99,701)	(289,439)	(310,233)
Net exchange differences	(306)	2,475	(1,482)	2,801
Other financial income/(expense), net	59,778	153	62,597	(58)
Financial expense, net	$(19,114)	$(94,737)	$(221,911)	$(304,637)
Share of profit/(loss) of associates carried under the equity method	(3,839)	529	(2,248)	3,881
Profit before income tax	$105,967	$65,572	$83,246	$115,359
Income tax	(21,608)	(19,939)	(25,079)	(46,979)
Profit for the period	$84,359	$45,633	$58,167	$68,380
(Profit)/Loss attributable to non-controlling interests	5,021	(1,757)	3,042	(7,548)
Profit for the period attributable to the Company	$89,380	$43,876	$61,209	$60,832
Weighted average number of ordinary shares outstanding (thousands) – basic	101,602	101,602	101,602	100,882
Weighted average number of ordinary shares outstanding (thousands) - diluted	104,273	101,602	102,499	100,882
Basic earnings per share attributable to Atlantica Sustainable Infrastructure plc (U.S. dollar per share)	$0.88	$0.43	$0.60	$0.60
Diluted earnings per share attributable to Atlantica Sustainable Infrastructure plc (U.S. dollar per share)	$0.86	$0.43	$0.60	$0.60

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of September 30, 2020	As of December 31, 2019
Non-current assets
Contracted concessional assets	$8,080,645	$8,161,129
Investments carried under the equity method	116,746	139,925
Financial investments	66,875	91,587
Deferred tax assets	147,968	147,966
Total non-current assets	$8,412,234	$8,540,607
Current assets
Inventories	$23,170	$20,268
Trade and other receivables	411,265	317,568
Financial investments	195,549	218,577
Cash and cash equivalents	788,895	562,795
Total current assets	$1,418,879	$1,119,208
Total assets	$9,831,113	$9,659,815

Equity and liabilities
Share capital	$10,160	$10,160
Parent company reserves	1,774,813	1,900,800
Other reserves	81,503	73,797
Accumulated currency translation differences	(103,590)	(90,824)
Accumulated deficit	(324,248)	(385,457)
Non-controlling interest	203,409	206,380
Total equity	$1,642,047	$1,714,856
Non-current liabilities
Long-term corporate debt	$935,665	$695,085
Long-term project debt	4,638,584	4,069,909
Grants and other liabilities	1,229,230	1,641,752
Related parties	6,499	17,115
Derivative liabilities	322,130	298,744
Deferred tax liabilities	272,484	248,996
Total non-current liabilities	$7,404,592	$6,971,601
Current liabilities
Short-term corporate debt	24,016	28,706
Short-term project debt	642,590	782,439
Trade payables and other current liabilities	76,107	128,062
Income and other tax payables	41,761	34,151
Total current liabilities	$784,474	$973,358
Total equity and liabilities	$9,831,113	$9,659,815

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Profit for the period	$84,359	$45,633	$58,167	$68,380
Financial expense and non-monetary adjustments	147,022	191,159	536,579	552,775
Profit for the period adjusted by financial expense and non-monetary adjustments	$231,381	$236,792	$594,746	$621,155
Variations in working capital	(44,921)	(40,124)	(128,926)	(132,051)
Net interest and income tax paid	(31,625)	(24,339)	(162,578)	(167,668)
Net cash provided by/(used in) operating activities	$154,835	$172,329	$303,242	$321,436
Investment in contracted concessional assets	(1,856)	-	3,819	14,704
Other non-current assets/liabilities	(6,138)	(5,535)	(14,387)	(35,974)
Acquisitions and other financial instruments	-	(49,562)	8,943	(153,176)
Dividends received from entities under the equity method	9,758	26,945	20,140	26,945
Net cash provided by/(used in) investing activities	$1,764	$(28,152)	$18,515	$(147,501)

Net cash provided by/(used in) financing activities	$(167,736)	$(64,122)	$(95,799)	$(148,554)

Net increase/(decrease) in cash and cash equivalents	$(11,137)	$80,055	$225,958	$25,381
Cash and cash equivalents at beginning of the period	788,770	576,066	562,795	631,542
Translation differences in cash or cash equivalent	11,262	(14,392)	142	(15,195)
Cash and cash equivalents at end of the period	$788,895	$641,728	$788,895	$641,728

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to
Profit for the period attributable to the company

(in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Profit for the period attributable to the Company	$89,380	$43,876	$61,209	$60,832
Profit/(loss) attributable to non-controlling interest	(5,021)	1,757	(3,042)	7,548
Income tax	21,608	19,939	25,079	46,979
Share of (profit)/loss of associates carried under the equity method	3,839	(529)	2,248	(3,881)
Financial expense, net	19,114	94,737	221,911	304,637
Operating profit	$128,920	$159,780	$307,405	$416,115
Depreciation, amortization, and impairment charges	108,093	84,826	302,166	234,889
Adjusted EBITDA	$237,015	$244,606	$609,572	$651,004
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	3,943	3,062	11,455	7,122
Adjusted EBITDA including unconsolidated affiliates	$240,958	$247,668	$621,027	$658,126

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net cash provided by operating activities	$154,835	$172,329	$303,242	$321,436
Net interest and income tax paid	31,625	24,339	162,578	167,668
Variations in working capital	44,921	40,124	128,926	132,051
Other non-cash adjustments and other	5,634	7,814	14,826	29,849
Adjusted EBITDA	$237,015	$244,606	$609,572	$651,004
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,943	3,062	11,455	7,122
Adjusted EBITDA including unconsolidated affiliates	$240,958	$247,668	$621,027	$658,126

Reconciliation of Cash Available For Distribution to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Profit for the period attributable to the Company	$89,380	$43,876	$61,209	$60,832
Profit/(loss) attributable to non-controlling interest	(5,021)	1,757	(3,042)	7,548
Income tax	21,608	19,939	25,079	46,979
Share of (profit)/loss of associates carried under the equity method	3,839	(529)	2,248	(3,881)
Financial expense, net	19,114	94,737	221,911	304,637
Operating profit	$128,920	$159,780	$307,405	$416,115
Depreciation, amortization, and impairment charges	108,093	84,826	302,166	234,889
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,943	3,062	11,455	7,122
Adjusted EBITDA including unconsolidated affiliates	$240,958	$247,668	$621,027	$658,126
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(3,943)	(3,062)	(11,455)	(7,122)
Dividends from equity method investments	9,758	26,945	20,140	26,945
Non-monetary items	(5,327)	(10,288)	(13,344)	(32,649)
Interest and income tax paid	(31,625)	(24,339)	(162,578)	(167,668)
Principal amortization of indebtedness	(18,963)	(22,115)	(109,162)	(131,226)
Deposits into/ withdrawals from restricted accounts	8,844	(44,216)	59,370	3,411
Change in non-restricted cash at project level	(94,192)	(53,753)	(113,402)	(45,099)
Dividends paid to non-controlling interests	(6,833)	(18,978)	(20,994)	(24,083)
Changes in other assets and liabilities	(46,724)	(52,133)	(120,374)	(140,405)
Cash Available For Distribution	$51,953	$45,729	$149,228	$140,230

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465